NEWS RELEASE

TSX Trading Symbol: BZA

AMERICAN BONANZA - COPPERSTONE AND FENELON PROJECT UPDATES

October 31, 2005 – AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Bonanza”) is pleased to announce that the Pre-feasibility Study on its 100% owned Copperstone Project in Arizona has advanced significantly towards completion. As previously disclosed the National Instrument 43-101 compliant Pre-Feasibility study will:

  Update the geologic model and estimate measured and indicated resources
  Determine the optimal mining method and rate
  Define proven and probable ore reserves
  Develop a long term mine plan
  Review metallurgical test work
  Optimize the process flow sheet & plant design
  Estimate capital and operating costs
  Perform detailed financial analysis
  Assess project sensitivity to key variables
  Develop a project implementation schedule

The scope of the study has been expanded for the engineering firm conducting the study, AMEC E & C Services Inc. (“AMEC”). The expanded scope now includes an extensive validation of historic data (pre-Bonanza) to ensure 43-101 compliance, and development of a more sophisticated geologic/structural model to enhance ongoing exploration efforts to discover additional gold deposits. The Pre-feasibility Study is now projected for completion in January 2006. AMEC is a leading international full service engineering firm recognized by both the mining industry and financial communities.

At the Company’s 100% owned Fenelon Project in Quebec, the Phase 1 data compilation and reinterpretation campaign has been completed as planned. A more comprehensive understanding of the geological factors that control gold mineralization has been achieved, and several exciting targets have been identified outside the original Discovery Zone. Phase 1 included re-logging of select core to validate stratigraphic nomenclature, and an updated exploration model producing drill ready targets for both the Fenelon Discovery Zone and across the large property. A comprehensive drill program has been developed for each of the following areas:

  Discovery Zone
  Immediate extensions of the Discovery Zone
  Regional targets near the Discovery Zone

Bonanza expects the first phase of this drill program to involve over 10,000 meters of drilling, followed by a second phase of similar size for a total drilling campaign of 20,000 meters. Bonanza is currently soliciting proposals for this drilling campaign and expects timely commencement of drilling operations after a contract has been awarded.

About Bonanza

Bonanza is gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Pre-feasibility stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.3 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

Forward-Looking Statements
This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call or write:

Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 877-366-4464